This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Filer: Pengrowth Energy Trust
Issuer: Pengrowth Energy Trust
Subject: Esprit Energy Trust
Commission File Number: 1-31253
Peters & Co. Limited North American Oil and Gas Conference September 14, 2006

Forward Looking Statements
Presentation Summary
Financial Profile
Combined Pengrowth and Esprit Assets
2005-2006 Overview
Drilling Schematic
CBM Potential
CBM Production & Economics
CBM Drilling Estimates
CBM Production Estimates
CBM Strategy
Combined Land Holdings
Southern Alberta - CBM
Twining MGV Analogy
Horseshoe Canyon Completions
Fracturing Example
CBM Development
CBM Phase 1 (Spinner Surveys)
CBM Phase 2
Twining vs. Olds CBM
Olds CBM Activity
Mannville CBM Activity
Southern Alberta Mannville CBM
Esprit/Encana Farmout
Corbett Creek
Judy Creek
Conclusions

Forward Looking Statements Caution Regarding Forward^Looking Information This presentation contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this presentation include, but are not limited to, statements with respect to: benefits of the Transaction, synergies, business strategy and strengths, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, remaining producing reserve lives, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax effect and treatment, abandonment and reclamation costs, government royalty rates and expiring acreage. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth's ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading "Business Risks" in our management's discussion and analysis for the year ended December 31, 2005, under "Risk Factors" herein and in other recent filings with the Securities and Exchange Commission and Canadian securities regulatory authorities. The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this presentation are made as of the date of this presentation and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the proposed transaction, Pengrowth intends to file relevant materials with the Securities and Exchange Commission (the "SEC") on a Registration Statement on Form F-10 (the "Registration Statement") to register the Pengrowth Units (the "Units") to be issued in connection with the proposed transaction. Investors and unit holders are urged to read the Registration Statement and any other relevant documents to be filed with the SEC when available because they will contain important information about Pengrowth and Esprit, the transaction and related matters. Investors and unit holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Pengrowth through the web site maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of the Registration Statement and such other documents when they become available from Pengrowth by contacting Pengrowth Investor Relations at investorrelations@pengrowth.com or by telephone at 403-233-0224 or toll free at 1-888-744-1111.

'Intensifying Unconventional Opportunities' Coalbed Methane Projects Asset Overview Pengrowth has established positions along both the Horseshoe Canyon and Mannville Coal fairways Operational Experience Two phases of drilling programs established in the past 12 months Farm-outs to both EnCana and Trident are currently underway for Mannville CBM Positioned for Growth The addition of Esprit's non-producing CBM acreage will provide additional inventory of opportunity-rich drilling prospects Presentation Summary

Listing TSX (CAD$) NYSE (US$) Trading Symbol PGF.UN PGH Recent Trading Price $23.50 $21.00 52 - Week Trading Range $17.27 - $27.25 $20.00 - $25.75 Capitalization Units Outstanding 160.8 million 160.8 million Market Capitalization $3.8 billion $3.4 billion Distributions Monthly per Trust Unit (Aug 15, 2006) $0.25 $0.23 12 Month Trailing (June) $2.94 $2.56 Annualized Yield (pre-tax) 12.5% 12.2% Q2 2006 Payout Ratio 81% 81% Production & Reserves Profile Pengrowth Pro Forma** Production (YTD average boepd) 57,578 ~75,000 Total Oil Equivalent (mmboe; P+P) 219 291 Reserve Life Index (years; P+P) 10.6 10.6 *Pengrowth / Esprit - Reserve and RLI estimates based on year-end 2005 Reserve Assessment by GLJ, **Pengrowth / Esprit - Pro Forma reserve figures include those reserves resulting from Esprit's Trifecta acquisition. Financial Profile

Combined Pengrowth and Esprit Assets Esprit Core Area Pengrowth Core Area ALBERTA BRISTISH COLUMBIA SASKATCHEWAN Edmonton Calgary NEBC/W6 9,033 boe/d 661 boe/d 9,694 boe/d Central 23,026 boe/d 3,761 boe/d 26,787 boe/d Heavy Oil/Sask. 6,234 boe/d 1,171 boe/d 7,405 boe/d Sable 5,047 boe/d Southern 10,918 boe/d 12,339 boe/d 23,257 boe/d Esprit Land Pengrowth Land

Strategy Formulated & Project Team Established Endorsement by Pengrowth Board of Directors Recruitment of key technical staff and Project Leader Development of business plan Execution Results to Date Horseshoe Canyon Vertical Wells Pengrowth has planned participation in more than 100 (gross) wells in 2006 which will add between 3.5 and 4.0 mmcf/d of production (net) Mannville Horizontal Wells Eight wells drilled by farmout partners at no cost to Pengrowth Joint Venture pending on 30,000 acres south of Corbett Creek project Esprit Technical work is underway on Esprit's 46 net sections (29,000 acres) in the Olds area 2005-2006 Overview

Drilling Schematic

Estimated Resource ~ 500 TCF - Ardley 50 TCF - Horseshoe Canyon 70 TCF - Belly River 70 TCF - Mannville 300 TCF Conventional WCSB Nat Gas estimates of 65 TCF Calgary Edmonton Peace River Grande Prairie Athabasca Fort McMurray Lethbridge Medicine Hat Red Deer Manville Horseshoe Canyon Belly River Scollard ( Ardley ) Kootenay Luscar CBM Potential Source: Canaccord/Adams

( Mcf /d ) MANNVILLE HORIZONTAL WELL In Place CBM 3 bcf CBM Recovered 25% ROR 18 - 24% Capital $ 1.5 - $1.7 MM HORSESHOE CANYON VERT WELL In Place CBM 1.13 bcf CBM Recovered 37% ROR 23 - 34% Capital $ 0.45 MM 2 4 6 8 10 12 14 16 18 20 22 24 Years 0 100 300 400 500 600 200 Mannville Horizontal Well Horseshoe Canyon Vertical Well

CBM Drilling Estimates 2004 2005E 2006E 2007E 2008E 2009E 2010E Source: FirstEnergy Capital Corp. 0 1,000 2,000 3,000 4,000 5,000 6,000 ( Wells Drilled ) Ardley Manville Horseshoe Canyon

CBM Production Estimates ( MMcf /d ) 2004 2005E 2006E 2007E 2008E 2009E 2010E 0 200 400 600 800 1,000 1,200 1,400 1,600 Source: FirstEnergy Capital Corp., National Energy Board

6 mmcf/d via Freehold lands 4 mmcf/d downspacing to 4 wells/section 5 mmcf/d Mannville development Potential 4 mmcf/d (net) through 111 gross wells in 2006 Total Capex $100 MM Reserves 65 bcf F&D $9.26/boe Production - 20 mmcf/d Near-term Focus Long-term Focus Summary Phase 1 Phase 2 CBM Strategy

Combined Land Holdings Southern Alberta Esprit Lands Pengrowth Lands TWINING OLDS ? 10 miles ?

2006 Program: Phase 1 (11 Wells Drilled/Completed) Phase 2 (Currently Drilling) Pengrowth Land Highlighted for: >=50% WI Crown >=50% WI Freehold MGV Farmout Southern Alberta - CBM ? 6 miles ?

Twining MGV Analogy Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr 04 04 04 04 04 04 05 05 05 05 05 05 05 05 05 05 05 05 06 06 06 8264 Mcf/d 77 Wells Average 107 Mcf/d/well

Horseshoe Canyon Completions: Nitrogen Fracturing Equipment Photo Courtesy: Sanjel Corporation

Fracturing Example Slide Courtesy: Sanjel Corporation

CBM Development: Economics

CBM Phase 1 (Spinner Surveys): Average Production = 168 Mcf/d/well 6-9-31-25W4 136 mcf/d 14-30-30-22W4 166 mcf/d 6-28-30-23 67 mcf/d 6-27-30-23W4 92 mcf/d 10-33-25W4 Avg = 228 mcf/d 6-10: 186 14-10: 227 8-10: 238 16-10: 262 Esprit Lands Pengrowth Lands LEGEND Well Location TWINING ? 6 miles ? 22-32-23W4 Avg = 156 mcf/d 16-22: 163 8-22: 128 6-22: 177

CBM Phase 2: Drilling Locations Esprit Lands Pengrowth Lands Drill Location 50 well program Capital - $12,500,000 Expect 100 Mcf/d/well Production efficiency - $27,300/boe F&D - $6.08 Commingling of Horseshoe Canyon Coals, Edmonton Sands, and Belly River Sands Commence drilling September 1, 2006 First production - Q1 2007 ? 6 miles ?

Horseshoe Canyon Formation: Outcrop Coal Sandstone Shale/Siltstone

Twining vs. Olds CBM: Total Vertical Depth (TVD) OLDS TWINING Belly River Horseshoe Canyon Avg TD 830 m Avg TD 650 m Shale Sandstone - Coal LEGEND Distance: 50 km (Approx)

Olds CBM Activity OLDS LEGEND Pengrowth Lands Esprit Lands CBM Well Testing CBM CBM Location ? 5 miles ?

Mannville CBM Activity

Southern Alberta Mannville CBM Industry Activity LEGEND Encana Pengrowth CDX Northrock EOG Enron Pan Canadian Trident Apache Scale - 1:540,000

Esprit/Encana Farmout: Mannville CBM Esprit/Encana Farmout Pengrowth Lands LEGEND Encana Earned Lands TWINING ? 6 miles ?

Corbett Creek: Mannville CBM Summary Vertical Horizontal Wells Drilled: 73 74 Daily Gas Range (Mcf/d/well) 0 to 79 0 to 469 Avg. Daily Gas (Mcf/d/well) 35 165 Daily Water Range (Bbl/d/well) 2 to 383 52 to 793 Avg. Daily Water (Bbl/d/well) 104 171 Data Source: Accumap Vertical/Deviated CBM Wells Horizontal CBM Wells - Corbett Creek CBM Play Corbett Creek Scale - 1:260,000

Farm out - January 2006 3 Exploration Blocks 7 Horizontal CBM wells $12 MM Capex spent to date Wells are currently dewatering and producing gas Plans to drill 2 wells in Q1 2007 to complete earning Pengrowth retains 10% GORR convertible to 40% WI after payout R12 R10 R11 Judy Creek Gas Plant Judy Creek Gas Plant B Pool A Pool T64 T63 Dunvegan Alberta Judy Creek Judy Creek Trident - CBM Farmout T65 T60 R10 R5 Corbett Creek Area Judy Creek Area Judy Creek Corbett Mayerthorpe

Exposure to "Resource Plays" Pengrowth has established positions along both the Horseshoe Canyon and Mannville Coal fairways Operational Experience Two phases of drilling programs established in the past 12 months Farm-outs to both EnCana and Trident are currently underway Positioned for Growth The addition of Esprit's non-producing CBM acreage will provide an additional inventory of opportunity-rich drilling prospects Long-term goal is to have CBM contribute at least 10% of the company's daily gas production Conclusions